Exhibit 99.1

111, Inc. Announces Fourth Quarter and Fiscal Year 2024 Financial Results

•	Achieved First-Ever Annual Operating Profit

•	Bottom Line Improved by RMB332.7 Million YoY in 2024

•	Operating Expenses as a Percentage of Revenues Decreased 230 Basis Points YoY in 2024

•	Q4’24 Operating Expenses as a Percentage of Revenues Decreased 470 Basis Points YoY

•	Achieved First-Ever Annual Positive Operating Cash Flow

SHANGHAI, March 20, 2025 /PRNewswire/ – 111, Inc. (“111” or the “Company”) (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter 2024 Highlights

•	Net revenues were RMB3.8 billion (US$527.1 million) and gross segment profit (1) was RMB202.5 million (US$27.7 million). Due to an unfavorable macroeconomic environment, net revenues and gross segment profit had a 6.3% and 5.5% decrease respectively.

•	Total operating expenses were RMB209.8 million (US$28.7 million), an improvement of 50.1% compared to RMB420.8 million in the same quarter of 2023. As a percentage of net revenues, total operating expenses decreased by 470 basis points to 5.5% from 10.2% in the same quarter of 2023, demonstrating continuous improvement in the Company’s operational efficiency.

•	Loss from operations was RMB7.3 million (US$1.0 million), representing an improvement of 96.5% from RMB206.5 million in the same quarter of 2023. As a percentage of net revenues, loss from operations accounted for 0.2% in the quarter, down from 5.0% in the same quarter of 2023.

•	Non-GAAP loss from operations (2) was RMB2.3 million (US$0.3 million), representing an improvement of 95.8% from RMB55.2 million in the same quarter of 2023. As a percentage of net revenues, Non-GAAP loss from operations accounted for 0.1% in the quarter, down from 1.3% in the same quarter of 2023.

Fiscal Year 2024 Highlights

•	Net revenues were RMB14.4 billion (US$2.0 billion) and gross segment profit was RMB829.2 million (US$113.6 million). Net revenues and gross segment profit had a 3.7% and 2.3% decrease respectively.

•	Total operating expenses were RMB827.1 million (US$113.3 million), an improvement of 31.0% compared to RMB1.2 billion in the previous year. As a percentage of net revenues, total operating expenses decreased by 230 basis points to 5.7% from 8.0% a year ago.

•	Income from operations was RMB2.1 million (US$0.3 million), compared to loss from operations of RMB350.1 million in 2023 to achieve first-ever annual operating profit.

•	Non-GAAP income from operations was RMB22.3 million (US$3.0 million), compared to non-GAAP loss from operations of RMB123.9 million in 2023.

•	Net cash from operating activities was RMB263.0 million (US$36.0 million), achieving first-ever positive operating cash flow for a year.

•	Cash and cash equivalents, restricted cash and short-term investments amounted to RMB518.3 million (US$71.0 million) as of December 31, 2024.

(1)	Gross segment profit represents net revenues less cost of goods sold.

(2)	Non-GAAP loss (income) from operations represents loss (income) from operations excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “2024 was a year of both challenges and transformation. The macroeconomic environment and ongoing healthcare reforms created headwinds across the industry, pressuring consumer spending, retail pharmacy sales, and profitability while also intensifying competition. Despite these challenges, we successfully navigated the evolving market landscape to achieve a historic milestone—our first-ever annual operational profitability and positive operating cash flow. Notably, income from operations for the full year 2024 was RMB2.1 million, a significant turnaround from an operating loss of RMB350.1 million in 2023. This solid performance underscores the resilience of our business model and our strategic execution in becoming the most efficient tech-enabled healthcare e-commerce platform.”

“Our relentless focus on operational efficiency continues to drive impressive improvements through cost optimization and strategic infrastructure investments. In Q4, total operating expenses accounted for 5.5% of revenues, down 470 basis points year over year, while on a non-GAAP basis, the ratio fell 130 basis points to a record-low 5.3%. For full-year 2024, our operating expense ratio declined 230 basis points to 5.7%, while the non-GAAP ratio dropped 90 basis points to 5.6%.”

“Meanwhile, we made further strides in supply chain management, primarily by streamlining logistics, reducing delivery times, and lowering costs through our Kunpeng Network, which now operates 28 transportation routes across our five major geographic super hubs. Our continued investments in AI-driven solutions and digital tools have also strengthened operational efficiency while enhancing customer engagement.”

“While challenges remain, we believe the most difficult period is now behind us. Looking ahead into 2025, we remain confident in the long-term growth opportunities driven by the digitalization of healthcare, the transition of pharmaceutical sales toward retail pharmacies, and the rising healthcare needs of China’s aging population. We will continue to invest in AI and digital technologies to further cement our competitive position, elevate operational efficiency, and empower the entire healthcare value chain. Our strategy also focuses on bolstering supply chain capabilities and stimulating demand through deepened customer engagement. With a robust technology foundation, an efficient supply chain, and an unwavering commitment to pioneering seamless one-stop shopping experiences in this sector, we are well positioned to seize new opportunities, drive sustainable growth, and enhance profitability in the quarters ahead."

Fourth Quarter 2024 Financial Results

Net revenues were RMB3.8 billion (US$527.1 million), representing a decrease of 6.3% from RMB4.1 billion in the same quarter of 2023.

(In thousands RMB)	For the three months ended December 31,
	2023	2024	YoY
B2B Net Revenue
Product	3,996,772	3,759,824	-5.9%
Service	24,045	21,771	-9.5%

Sub-Total	4,020,817	3,781,595	-5.9%

Cost of Products Sold(3)	3,821,868	3,592,588	-6.0%

Segment Profit	198,949	189,007	-5.0%
Segment Profit %	4.9%	5.0%

(In thousands RMB)	For the three months ended December 31,
	2023	2024	YoY
B2C Net Revenue
Product	85,578	62,480	-27.0%
Service	2,231	3,700	65.8%

Sub-Total	87,809	66,180	-24.6%

Cost of Products Sold	72,504	52,705	-27.3%

Segment Profit	15,305	13,475	-12.0%
Segment Profit %	17.4%	20.4%

(3) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB3.9 billion (US$528.1 million), representing a decrease of 10.7% from RMB4.3 billion in the same quarter of 2023.

•	Cost of products sold was RMB3.6 billion (US$499.4 million), representing a decrease of 6.4% from RMB3.9 billion in the same quarter of 2023.

•	Fulfillment expenses were RMB104.5 million (US$14.3 million), representing an increase of 3.1% from RMB101.3 million in the same quarter of 2023. Fulfillment expenses accounted for 2.7% of net revenues this quarter as compared to 2.5% in the same quarter of 2023.

•	Selling and marketing expenses were RMB76.2 million (US$10.4 million), representing a decrease of 56.1% from RMB173.5 million in the same quarter of 2023. Excluding the share-based compensation expenses of RMB1.8 million for the quarter and RMB66.3 million for the same quarter of 2023, respectively, selling and marketing expenses as a percentage of net revenues accounted for 1.9% in the quarter as compared to 2.6% in the same quarter of 2023.

•	General and administrative expenses were RMB20.2 million (US$2.8 million), representing a decrease of 79.4% from RMB98.0 million in the same quarter of 2023. Excluding the share-based compensation expenses of RMB2.3 million for the quarter and RMB62.1 million for the same quarter of 2023, respectively, general and administrative expenses as a percentage of net revenues accounted for 0.5% in the quarter as compared to 0.9% in the same quarter of 2023.

•	Technology expenses were RMB15.4 million (US$2.1 million), representing a decrease of 68.6% from RMB49.1 million in the same quarter of 2023. Excluding the share-based compensation expenses of RMB1.0 million for the quarter and RMB22.9 million for the same quarter 2023, respectively, technology expenses as a percentage of net revenues accounted for 0.4% in the quarter as compared to 0.6% in the same quarter of 2023.

Loss from operations was RMB7.3 million (US$1.0 million), representing an improvement of 96.5% from RMB206.5 million in the same quarter of 2023. As a percentage of net revenues, loss from operations accounted for 0.2% in the quarter, down from 5.0% in the same quarter of 2023.

Non-GAAP loss from operations was RMB2.3 million (US$0.3 million), representing an improvement of 95.8% from RMB55.2 million in the same quarter of 2023. As a percentage of net revenues, non-GAAP loss from operations accounted for 0.1% in the quarter, down from 1.3% in the same quarter of 2023.

Net loss was RMB12.5 million (US$1.7 million), representing an improvement of 93.9% from RMB205.2 million in the same quarter of 2023. As a percentage of net revenues, net loss accounted for 0.3% in the quarter, down from 5.0% in the same quarter of 2023.

Non-GAAP net loss (4) was RMB7.5 million (US$1.0 million), representing an improvement of 86.0% from RMB53.9 million in the same quarter of 2023. As a percentage of net revenues, non-GAAP net loss accounted for 0.2% in the quarter, down from 1.3% in the same quarter of 2023.

Net loss attributable to ordinary shareholders was RMB19.8 million (US$2.7 million), representing an improvement of 90.6% from RMB210.4 million in the same quarter of 2023. As a percentage of net revenues, net loss attributable to ordinary shareholders accounted for 0.5% in the quarter, down from 5.1% in the same quarter of 2023.

Non-GAAP net loss attributable to ordinary shareholders (5) was RMB14.8 million (US$2.0 million), representing an improvement of 74.9% from RMB59.0 million in the same quarter of 2023. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders accounted for 0.4% in the quarter, down from 1.4% in the same quarter of 2023.

(4) Non-GAAP net loss represents net loss excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the fourth quarter and fiscal year ended December 31, 2024, non-GAAP net loss is used as a meaningful measurement of the operation performance of the Company.

(5) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

Fiscal Year 2024 Financial Results

Net revenues were RMB14.4 billion (US$2.0 billion), representing a decrease of 3.7% from RMB14.9 billion in the previous year.

(In thousands RMB)	For the year ended December 31,
	2023	2024	YoY
B2B Net Revenue
Product	14,483,935	14,033,543	-3.1%
Service	86,831	89,609	3.2%

Sub-Total	14,570,766	14,123,152	-3.1%

Cost of Products Sold	13,801,172	13,357,617	-3.2%

Segment Profit	769,594	765,535	-0.5%
Segment Profit %	5.3%	5.4%

(In thousands RMB)	For the year ended December 31,
	2023	2024	YoY
B2C Net Revenue
Product	357,975	261,197	-27.0%
Service	19,388	16,900	-12.8%

Sub-Total	377,363	278,097	-26.3%

Cost of Products Sold	297,979	214,403	-28.0%

Segment Profit	79,384	63,694	-19.8%
Segment Profit %	21.0%	22.9%

Operating costs and expenses were RMB14.4 billion (US$2.0 billion), representing a decrease of 5.9% from RMB15.3 billion in 2023.

•	Cost of products sold was RMB13.6 billion (US$1.9 billion), representing a decrease of 3.7% from RMB14.1 billion in 2023.

•	Fulfillment expenses were RMB381.0 million (US$52.2 million), representing a decrease of 4.9% from RMB400.5 million in 2023. Fulfillment expenses accounted for 2.6% of net revenues in 2024 as compared to 2.7% in 2023.

•	Selling and marketing expenses were RMB313.9 million (US$43.0 million), representing a decrease of 30.0% from RMB448.4 million in the previous year. Excluding the share-based compensation expenses of RMB6.9 million for 2024 and RMB77.0 million for 2023, respectively, selling and marketing expenses as a percentage of net revenues, decreased to 2.1% in 2024 from 2.5% in 2023.

•	General and administrative expenses were RMB70.9 million (US$9.7 million), representing a decrease of 68.4% from RMB224.2 million in 2023. Excluding the share-based compensation expenses of RMB9.2 million for 2024 and RMB113.5 million for 2023, respectively, general and administrative expenses as a percentage of net revenues, decreased to 0.4% in 2024 from 0.7% in 2023.

•	Technology expenses were RMB69.6 million (US$9.5 million), representing a decrease of 44.0% from RMB124.3 million in 2023. Excluding the share-based compensation expenses of RMB4.0 million for 2024and RMB35.7 million for 2023, respectively, technology expenses as a percentage of net revenues, decreased to 0.5% in 2024 from 0.6% in 2023.

Income from operations was RMB2.1 million (US$0.3 million), compared to loss from operations of RMB350.1 million in 2023.

Non-GAAP income from operations was RMB22.3 million (US$3.0 million), compared to non-GAAP loss from operations of RMB123.9 million in 2023.

Net loss was RMB20.8 million (US$2.8 million), representing an improvement of 94.1% from RMB353.4 million in 2023. As a percentage of net revenues, net loss accounted for 0.1% in 2024, down from 2.4% in 2023.

Non-GAAP net loss was RMB0.6 million (US$0.1 million), representing an improvement of 99.5% from RMB127.3 million in 2023. As a percentage of net revenues, non-GAAP net loss accounted for 0.004% in 2024, down from 0.9% in 2023.

Net loss attributable to ordinary shareholders was RMB64.7 million (US$8.9 million), representing an improvement of 83.5% from RMB392.7 million in 2023. As a percentage of net revenues, net loss attributable to ordinary shareholders accounted for 0.4% in 2024, down from 2.6% in 2023.

Non-GAAP net loss attributable to ordinary shareholders was RMB44.6 million (US$6.1 million), representing an improvement of 73.2% from RMB166.5 million in 2023.  As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders accounted for 0.3% in 2024, down from 1.1% in 2023.

As of December 31, 2024, the Company held cash and cash equivalents, restricted cash and short-term investments totaling RMB518.3 million (US$71.0 million), compared to RMB673.7 million as of December 31, 2023. To date, amount of RMB1.08 billion has been included in the balances of redeemable non-controlling interests and accrued expenses and other current liabilities. This amount is owed to a group of investors of 1 Pharmacy Technology pursuant to equity investments made in 2020, as previously disclosed. 111 has received redemption requests from certain of such investors in accordance with the terms of their initial investments in 1 Pharmacy Technology. Following communication and negotiation to date, the Company has reached agreements with or received commitment letters from investors representing approximately 96.79% of the total amount to reschedule the repayments, allowing for phased repayments at extended periods, if the holders exercise their redemption rights. A portion of the redemption has already been paid upon signing of these agreements. For further details on the terms of 111’s arrangements with these investors, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in the Company’s annual report for the fiscal year ended December 31, 2023.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, March 20, 2025 (7:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Event Title: 111, Inc. Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results

Registration Link: https://s1.c-conf.com/diamondpass/10045645-1mt3o7.html

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until March 27, 2025 via:

China: 4001 209 216
United States: +1 855 883 1031
International: +61 7 3107 6325
Conference ID: 10045645

A live and archived webcast of the conference call will be available on the website at https://edge.media-server.com/mmc/p/29mixmoj.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP income (loss) from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP income (loss) from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in income (loss) from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP income (loss) from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2024.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria.

Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of	As of
	December 31, 2023	December 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	603,523	462,289	63,333
Restricted cash	20,025	56,043	7,678
Short-term investments	50,143	—	—
Accounts receivable, net	536,823	413,101	56,595
Notes receivable	77,598	78,827	10,799
Inventories	1,419,396	1,387,403	190,073
Prepayments and other current assets	225,823	251,994	34,523
Total current assets	2,933,331	2,649,657	363,001
Property and equipment, net	34,340	32,903	4,508
Intangible assets, net	2,256	1,437	197
Long-term investments	2,000	—	—
Other non-current assets	13,310	14,682	2,011
Operating lease right-of-use asset	103,799	89,071	12,203
Total assets	3,089,036	2,787,750	381,920

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current liabilities:
Short-term borrowings	338,075	160,981	22,054
Accounts payable	1,588,693	1,721,425	235,834
Accrued expense and other current liabilities	818,295	460,173	63,043
Total current liabilities	2,745,063	2,342,579	320,931
Long-term operating lease liabilities	62,624	55,448	7,596
Other non-current liabilities	5,245	8,961	1,228
Total liabilities	2,812,932	2,406,988	329,755

MEZZANINE EQUITY
Redeemable non-controlling interests	870,825	1,038,914	142,331

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	32	33	5
Ordinary shares Class B	25	25	3
Treasury shares	(5,887)	(5,887)	(807)
Additional paid-in capital	3,169,114	3,172,820	434,675
Accumulated deficit	(3,819,249)	(3,883,992)	(532,105)
Accumulated other comprehensive income	72,514	74,357	10,187
Total shareholders' deficit	(583,451)	(642,644)	(88,042)
Non-controlling interest	(11,270)	(15,508)	(2,124)
Total deficit	(594,721)	(658,152)	(90,166)
Total liabilities, mezzanine equity and deficit	3,089,036	2,787,750	381,920

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (In thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues	4,108,626	3,847,775	527,143	14,948,129	14,401,249	1,972,963
Operating costs and expenses:
Cost of products sold	(3,894,372)	(3,645,293)	(499,403)	(14,099,151)	(13,572,020)	(1,859,359)
Fulfillment expenses	(101,336)	(104,476)	(14,313)	(400,538)	(381,035)	(52,202)
Selling and marketing expenses	(173,507)	(76,173)	(10,436)	(448,387)	(313,897)	(43,004)
General and administrative expenses	(97,967)	(20,160)	(2,762)	(224,202)	(70,907)	(9,714)
Technology expenses	(49,098)	(15,410)	(2,111)	(124,341)	(69,635)	(9,540)
Other operating income (expenses), net	1,116	6,418	879	(1,607)	8,359	1,145
Total operating costs and expenses	(4,315,164)	(3,855,094)	(528,146)	(15,298,226)	(14,399,135)	(1,972,674)
(Loss) Income from operations	(206,538)	(7,319)	(1,003)	(350,097)	2,114	289
Interest income	2,317	1,467	201	8,834	7,041	965
Interest expense	(5,616)	(5,264)	(721)	(20,141)	(28,331)	(3,881)
Foreign exchange gain (loss)	1,705	(949)	(130)	610	(909)	(125)
Other income (loss), net	3,060	(479)	(66)	7,612	(595)	(82)
Loss before income taxes	(205,072)	(12,544)	(1,719)	(353,182)	(20,680)	(2,834)
Income tax expense	(149)	(3)	0	(251)	(96)	(13)
Net loss	(205,221)	(12,547)	(1,719)	(353,433)	(20,776)	(2,847)
Net loss attributable to non-controlling interest	8,992	8,829	1,210	16,829	8,398	1,151
Net loss attributable to redeemable non-controlling interest	18,323	824	113	30,852	1,992	273
Adjustment attributable to redeemable non-controlling interest	(32,460)	(16,947)	(2,322)	(86,941)	(54,357)	(7,447)
Net loss attributable to ordinary shareholders	(210,366)	(19,841)	(2,718)	(392,693)	(64,743)	(8,870)
Other comprehensive loss
Unrealized gains of available-for-sale securities,	408	(320)	(44)	4,343	(1,073)	(147)
Realized gains of available-for-sale debt securities	(608)	321	44	(4,166)	1,217	167
Foreign currency translation adjustments	(7,483)	1,754	240	(3,249)	1,699	233
Comprehensive loss	(218,049)	(18,086)	(2,478)	(395,765)	(62,900)	(8,617)
Loss per ADS:
Basic and diluted	(2.48)	(0.22)	(0.04)	(4.66)	(0.76)	(0.10)
Weighted average number of shares used in computation of loss per share
Basic and diluted	169,883,175	172,757,611	172,757,611	168,609,128	171,835,632	171,835,632

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

Net cash (used in) provided by operating activities	(197,014)	(48,547)	(6,652)	(447,244)	263,016	36,033
Net cash provided by investing activities	59,830	37,517	5,140	151,743	37,376	5,120
Net cash provided by (used in) financing activities	1,748	(35,783)	(4,902)	205,978	(406,236)	(55,654)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(7,234)	734	101	(3,720)	628	86
Net decrease in cash and cash equivalents, and restricted cash	(142,670)	(46,079)	(6,313)	(93,243)	(105,216)	(14,415)
Cash and cash equivalents, and restricted cash at the beginning of the period	766,218	564,411	77,324	716,791	623,548	85,426
Cash and cash equivalents, and restricted cash at the end of the period	623,548	518,332	71,011	623,548	518,332	71,011

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

(Loss) Income from operations	(206,538)	(7,319)	(1,003)	(350,097)	2,114	289
Add: Share-based compensation expenses	151,352	5,027	689	226,170	20,149	2,760
Non-GAAP (loss) income from operations	(55,186)	(2,292)	(314)	(123,927)	22,263	3,049

Net loss	(205,221)	(12,547)	(1,719)	(353,433)	(20,776)	(2,847)
Add: Share-based compensation expenses, net of tax	151,352	5,027	689	226,170	20,149	2,760
Non-GAAP net loss	(53,869)	(7,520)	(1,030)	(127,263)	(627)	(87)

Net loss attributable to ordinary shareholders	(210,366)	(19,841)	(2,718)	(392,693)	(64,743)	(8,870)
Add: Share-based compensation expenses, net of tax	151,352	5,027	689	226,170	20,149	2,760
Non-GAAP net loss attributable to ordinary shareholders	(59,014)	(14,814)	(2,029)	(166,523)	(44,594)	(6,110)

Loss per ADS(6): Basic and diluted	(2.48)	(0.22)	(0.04)	(4.66)	(0.76)	(0.10)
Add: Share-based compensation expenses per ADS(6), net of tax	1.78	0.06	0.00	2.68	0.24	0.04
Non-GAAP loss per ADS(6)	(0.70)	(0.16)	(0.04)	(1.98)	(0.52)	(0.06)

(6) Every one ADS represents two Class A ordinary shares.